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EXHIBIT 99.2

Management's Discussion and Analysis for the second quarter ended June 30, 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS
July 22, 2020

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also operate a renewable energy business and conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2019, dated February 26, 2020 (the 2019 annual MD&A).

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2020, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2019 and the 2019 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2020 (the 2019 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.

Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms "we", "our", "Suncor", or "the company" are used herein for simplicity of communication and only mean that there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean that they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate.

Table of Contents

1.	Advisories	9
2.	Second Quarter Highlights	11
3.	Consolidated Financial Information	12
4.	Segment Results and Analysis	18
5.	Capital Investment Update	30
6.	Financial Condition and Liquidity	32
7.	Quarterly Financial Data	36
8.	Other Items	38
9.	Non-GAAP Financial Measures Advisory	39
10.	Common Abbreviations	44
11.	Forward-Looking Information	45
8 2020 SECOND QUARTER Suncor Energy Inc.

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which is on an economic basis.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating (loss) earnings, funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Funds from (used in) operations, ROCE, free funds flow, discretionary free funds flow (deficit), refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

Risk Factors and Forward-Looking Information

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described below and within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2019 annual MD&A and Suncor's other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.

Impact of the COVID-19 Pandemic

Suncor's business, financial condition and results of operations could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which we have operations, suppliers, customers or employees, including the global outbreak of the COVID-19 pandemic and the ongoing uncertainty as to the extent and duration of the pandemic. This ongoing COVID-19 pandemic, and actions that have, and may be taken by governmental authorities in response thereto, has resulted, and may continue to result in, among other things: increased volatility in financial markets and foreign currency exchange rates; disruptions to global supply chains; labour shortages; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings greater than a certain number of individuals, shelter-in- place declarations and quarantine orders, business closures and travel bans; an overall slowdown in the global economy; political and economic instability; and civil unrest. In particular, the COVID-19 pandemic has resulted in, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity, and also increases the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which we operate. The recent resurgence of COVID-19 cases in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. This further increases the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and the resultant impact on commodity demand and prices. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in us voluntarily curtailing or shutting in production and a decrease in our refined product volumes and refinery utilization rates, which could adversely impact our business, financial condition

2020 SECOND QUARTER Suncor Energy Inc. 9

and results of operations. Suncor is also subject to risks relating to the health and safety of our people, as well as the potential for a slowdown or temporary suspension of our operations in locations impacted by an outbreak, increased labour and fuel costs, and regulatory changes. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time, which would adversely impact our business, financial condition and results of operations.

Continued Weakness and Volatility in Commodity and Petroleum Products Prices

Recent market events and conditions, including excess global crude oil and petroleum products supply as a result of decreased global demand due to the COVID-19 pandemic, have caused significant weakness and volatility in commodity and petroleum products prices. Commodity prices could remain under pressure for a prolonged period and continue to be volatile. This could result in reduced utilization and/or the suspension of operations at certain of our facilities, buyers of our products declaring force majeure or bankruptcy, the unavailability of storage, and disruptions of pipeline and other transportation systems for our products, which would further negatively impact Suncor's production or refined product volumes, and could adversely impact our business, financial condition and results of operations.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

10 2020 SECOND QUARTER Suncor Energy Inc.

2. SECOND QUARTER HIGHLIGHTS

•
Second quarter financial results

•
Suncor's second quarter 2020 operating loss(1) was $1.489 billion ($0.98 per common share), compared to operating earnings of $1.253 billion ($0.80 per common share) in the prior year quarter. In the second quarter of 2020, crude oil and refined product realizations decreased significantly, with crude oil and crack spread benchmarks declining by more than 50% compared to the prior year quarter due to the impacts of the COVID-19 pandemic and OPEC+ supply issues. The decline in consumer demand for refined products resulted in lower crude oil demand and lower overall upstream production volumes and refinery crude throughput as the company managed its operations to meet demand levels. Operating losses were minimized by the decrease in costs associated with lower production as well as cost reduction initiatives executed in the second quarter of 2020. The second quarter of 2020 was also impacted by the realization of $397 million in after-tax hydrocarbon inventory losses, recognized in net earnings in the first quarter of 2020, and a FIFO inventory valuation loss of $146 million after-tax on the decline in value of refinery feedstock.

•
Suncor's net loss was $614 million ($0.40 per common share) in the second quarter of 2020, compared to net earnings of $2.729 billion ($1.74 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the second quarter of 2020 included a $478 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt but excluded the $397 million after-tax hydrocarbon inventory loss that was recognized in net earnings in the first quarter of 2020. Net earnings in the prior year quarter included a one-time deferred income tax recovery of $1.116 billion associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022, an after-tax gain of $139 million on the sale of the company's interest in Canbriam Energy Inc. (Canbriam) and a $221 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt.

•
Funds from operations(1) were $488 million ($0.32 per common share) in the second quarter of 2020, compared to $3.005 billion ($1.92 per common share) in the second quarter of 2019, and were influenced by the same factors impacting operating (loss) earnings noted above. Cash flow used in operating activities, which includes changes in non-cash working capital, was $768 million ($0.50 per common share) for the second quarter of 2020, compared to cash flow provided by operating activities of $3.433 billion ($2.19 per common share) for the second quarter of 2019. In addition to the items impacting operating (loss) earnings noted above, cash flow used in operating activities was further impacted by a use of cash from working capital in the current quarter as compared to a source of cash in the prior year quarter.

•
On track to achieve cost reduction targets. The company made significant progress in reducing operating and capital costs in the second quarter of 2020 and remains on track to achieve its $1 billion operating cost reduction target and $1.9 billion capital cost reduction target by the end of 2020.

•
Demonstrating agility in response to market conditions. Refining and Marketing (R&M) recorded $475 million in funds from operations in the second quarter of 2020, which included the impacts of the realization of $220 million in after-tax hydrocarbon inventory losses and a FIFO inventory valuation loss of $146 million after-tax on the decline in value of refinery feedstock. Refinery utilization averaged 76% in the second quarter of 2020, which was achieved during a period of significant volatility and rapidly shifting demand. The company's midstream storage capacity, asset reliability and diversified sales channels, combined with product mix flexibility, allowed us to ramp up and pace our operations with demand and achieve refinery utilization rates of greater than 85% exiting the quarter.

•
Making progress towards free funds flow target. The company continues to progress on Suncor 4.0 through investments to improve the productivity, reliability, safety and environmental performance of our operations and contribute to the company's structural $2 billion free funds flow(1) target. Suncor has accelerated the deployment of digital tools throughout the organization which has enabled the successful transition to a remote working environment. In the second quarter of 2020, the company continued to accelerate the transition to its Autonomous Haulage System (AHS) at Fort Hills, anticipating the fleet to be operating fully autonomously in the fourth quarter of 2020.

•
Continuing investment in clean energy. During the second quarter of 2020, Suncor made an equity investment in LanzaJet Inc., a company that is working to bring sustainable aviation fuel and renewable diesel to the commercial market. This strategic investment, together with the equity investment in Enerkem Inc., a waste-to-biofuels and chemicals producer, in 2019, complement Suncor's existing product mix, supports our greenhouse gas emissions intensity reduction efforts and demonstrates Suncor's active involvement in the evolving energy transition.

•
Increased financial flexibility and resiliency. During the second quarter of 2020, the company issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes, US$450 million of 2.80% senior 3-year unsecured notes and US$550 million of 3.10% senior 5-year unsecured notes, in addition to securing an additional $300 million of credit facilities, bolstering total liquidity to $8.65 billion as at June 30, 2020.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
2020 SECOND QUARTER Suncor Energy Inc. 11

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Net (loss) earnings

Oil Sands	(1 019)	1 561	(2 972)	1 750

Exploration and Production	(51)	456	(478)	948

Refining and Marketing	269	765	214	1 774

Corporate and Eliminations	187	(53)	(903)	(273)

Total	(614)	2 729	(4 139)	4 199

Operating (loss) earnings(1)

Oil Sands	(1 196)	651	(1 596)	840

Exploration and Production	(51)	247	(56)	739

Refining and Marketing	49	677	214	1 686

Corporate and Eliminations	(291)	(322)	(360)	(803)

Total	(1 489)	1 253	(1 798)	2 462

Funds from (used in) operations(1)

Oil Sands	10	1 866	701	3 050

Exploration and Production	309	507	482	1 209

Refining and Marketing	475	932	699	2 185

Corporate and Eliminations	(306)	(300)	(393)	(854)

Total	488	3 005	1 489	5 590

(Increase) decrease in non-cash working capital	(1 256)	428	(873)	(609)

Cash flow (used in) provided by operating activities	(768)	3 433	616	4 981

Capital and exploration expenditures(2)

Asset sustainment and maintenance	410	816	1 149	1 235

Economic investment	261	520	804	976

Total	671	1 336	1 953	2 211

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Discretionary free funds flow (deficit)(1)	(255)	1 518	(717)	3 007

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of $27 million in the second quarter of 2020 and $28 million in the second quarter of 2019.
12 2020 SECOND QUARTER Suncor Energy Inc.

Operating Highlights

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Production volumes by segment

Oil Sands – SCO (mbbls/d)	436.6	484.2	470.1	503.7

Oil Sands – Non-upgraded bitumen (mbbls/d)	117.1	208.0	121.8	171.1

Exploration and Production (mboe/d)	101.8	111.7	105.8	109.3

Total (mboe/d)	655.5	803.9	697.7	784.1

Refinery utilization (%)	76	86	85	91

Refinery crude oil processed (mbbls/d)	350.4	399.1	394.9	421.9

Net (Loss) Earnings

Suncor's consolidated net loss for the second quarter of 2020 was $614 million, compared to net earnings of $2.729 billion for the prior year quarter. The net loss was primarily caused by the same factors that resulted in the operating loss described subsequently in this section of this MD&A, but excludes the $397 million after-tax hydrocarbon inventory losses that were recognized in net earnings in the first quarter of 2020.

Other items affecting net (loss) earnings over these periods included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $478 million for the second quarter of 2020, compared to a gain of $221 million for the second quarter of 2019.

•
During the first quarter of 2020, the company recorded an after-tax hydrocarbon inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the R&M segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The full hydrocarbon inventory write-down amount of $397 million after-tax was included in net earnings but was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

•
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

•
In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.
2020 SECOND QUARTER Suncor Energy Inc. 13

Operating (Loss) Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Net (loss) earnings	(614)	2 729	(4 139)	4 199

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(478)	(221)	543	(482)

Asset impairment(2)	—	—	1 798	—

Impact of inventory write-down to net realizable value recorded in the first quarter(3)	(397)	—	—	—

Impact of income tax rate adjustment on deferred taxes(4)	—	(1 116)	—	(1 116)

Gain on significant disposal(5)	—	(139)	—	(139)

Operating (loss) earnings(1)	(1 489)	1 253	(1 798)	2 462

(1)
Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the Exploration and Production (E&P) segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of this MD&A for further details on this item.

(3)
During the first quarter of 2020, the company recorded an after-tax hydrocarbon inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the R&M segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The full hydrocarbon inventory write-down amount of $397 million after-tax was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

(4)
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(5)
In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.
14 2020 SECOND QUARTER Suncor Energy Inc.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)(2)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Operating earnings in the second quarter of 2020 reflects the realization of a $397 million after-tax hydrocarbon inventory loss recorded in net earnings in the first quarter of 2020 and is primarily reflected in Price, Margin and Other Revenue.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor's second quarter 2020 operating loss was $1.489 billion ($0.98 per common share), compared to operating earnings of $1.253 billion ($0.80 per common share) in the prior year quarter. In the second quarter of 2020, crude oil and refined product realizations decreased significantly, with crude oil and crack spread benchmarks declining by more than 50% compared to the prior year quarter due to the impacts of the COVID-19 pandemic and OPEC+ supply issues. The decline in consumer demand for refined products resulted in lower crude oil demand and lower overall upstream production volumes and refinery crude throughput as the company managed its operations to meet demand levels. Operating losses were minimized by the decrease in costs associated with lower production as well as cost reduction initiatives executed in the second quarter of 2020. The second quarter of 2020 was also impacted by the realization of $397 million in after-tax hydrocarbon inventory losses, recognized in net earnings in the first quarter of 2020, and a FIFO inventory valuation loss of $146 million after-tax on the decline in value of refinery feedstock.

After-Tax Share-Based Compensation Expense (Recovery) by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Oil Sands	8	7	(7)	38

Exploration and Production	1	1	(1)	4

Refining and Marketing	5	4	(4)	22

Corporate and Eliminations	16	8	(20)	80

Total share-based compensation expense (recovery)	30	20	(32)	144

The after-tax share-based compensation expense increased to $30 million during the second quarter of 2020, compared to an expense of $20 million during the prior year quarter, as a result of an increase in the company's share price through the period, compared to a decrease in the prior year quarter.

2020 SECOND QUARTER Suncor Energy Inc. 15

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

		Average for the three months ended June 30		Average for the six months ended June 30
		2020	2019	2020	2019

WTI crude oil at Cushing	US$/bbl	27.85	59.85	36.95	57.40

Dated Brent crude	US$/bbl	29.20	68.85	39.65	66.05

Dated Brent/Maya crude oil FOB price differential	US$/bbl	2.70	6.90	9.30	5.95

MSW at Edmonton	Cdn$/bbl	30.20	73.40	41.10	69.95

WCS at Hardisty	US$/bbl	16.35	49.20	20.95	45.90

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(11.50)	(10.65)	(16.00)	(11.50)

SYN-WTI differential	US$/bbl	(4.55)	0.15	(3.60)	(1.05)

Condensate at Edmonton	US$/bbl	22.20	55.90	34.20	53.25

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.00	1.05	2.00	1.70

Alberta Power Pool Price	Cdn$/MWh	29.90	56.35	48.45	63.55

New York Harbor 2-1-1 crack(1)	US$/bbl	12.20	22.40	13.45	20.20

Chicago 2-1-1 crack(1)	US$/bbl	6.75	21.55	8.25	18.45

Portland 2-1-1 crack(1)	US$/bbl	12.20	29.15	15.25	23.10

Gulf Coast 2-1-1 crack(1)	US$/bbl	9.00	21.70	11.00	19.80

Exchange rate	US$/Cdn$	0.72	0.75	0.73	0.75

Exchange rate (end of period)	US$/Cdn$	0.73	0.76	0.73	0.76

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

The COVID-19 pandemic has significantly lowered demand for crude oil and refined products and, combined with elevated global inventory levels, resulted in a decrease in crude oil and crack spread benchmarks of more than 50% compared to the prior year quarter.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada, which influences SCO differentials. Price realizations in the second quarter of 2020 for sweet SCO were unfavourably impacted by a decrease in WTI at Cushing to US$27.85/bbl, compared to US$59.85/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $30.20/bbl in the second quarter of 2020 compared to $73.40/bbl in the prior year quarter, and prices for WCS at Hardisty decreased to an average of US$16.35/bbl in the second quarter of 2020, from US$49.20/bbl in the prior year quarter.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales, and the price variance between Hardisty, Alberta and U.S. Gulf Coast heavy pricing. The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in the second quarter of 2020.

16 2020 SECOND QUARTER Suncor Energy Inc.

Suncor's price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which decreased to US$29.20/bbl in the second quarter of 2020, compared to US$68.85/bbl in the prior year quarter.

Suncor's refining and marketing margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing business.

Suncor has designed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor's actual realized refining and marketing margins. The internal index is a single value that approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product to reflect Suncor's unique set of refinery configurations and overall crude slate and product mix, as well as the benefit of its location, quality and grade differentials and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of first-in, first out (FIFO) accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate of US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months, respectively. The crude value is influenced by SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In the second quarter of 2020, the 2-1-1 benchmark crack spreads declined significantly compared to the prior year quarter due to decreased demand for transportation fuels in the second quarter of 2020. The Suncor 5-2-2-1 index was US$19.00/bbl in the second quarter of 2020, compared to US$26.75/bbl in the second quarter of 2019, as widening crude differentials were more than offset by lower benchmark cracking margins.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $2.00/mcf in the second quarter of 2020, from $1.05/mcf in the prior year quarter.

Excess electricity produced in Suncor's Oil Sands operations and at Fort Hills is sold to the Alberta Electric System Operator, with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $29.90/MWh in the second quarter of 2020, compared to $56.35/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The Canadian dollar weakened in relation to the U.S. dollar in the second quarter of 2020, as the average exchange rate decreased to US$0.72 per one Canadian dollar from US$0.75 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the second quarter of 2020 when compared to the prior year quarter.

Suncor also has assets and liabilities, including approximately 64% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

2020 SECOND QUARTER Suncor Energy Inc. 17

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Gross revenues	1 652	5 140	4 969	9 321

Less: Royalties	(16)	(341)	(41)	(539)

Operating revenues, net of royalties	1 636	4 799	4 928	8 782

Net (loss) earnings	(1 019)	1 561	(2 972)	1 750

Adjusted for:

Impairment(1)	—	—	1 376	—

Impact of inventory write-down to net realizable value recorded in the first quarter(2)	(177)	—	—	—

Impact of income tax rate adjustment on deferred taxes(3)	—	(910)	—	(910)

Operating (loss) earnings(4)	(1 196)	651	(1 596)	840

Funds from operations(4)	10	1 866	701	3 050

(1)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its respective capital, operating and production plans.

(2)
During the first quarter of 2020, Oil Sands recorded an after-tax hydrocarbon inventory write-down to net realizable value of $177 million as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The hydrocarbon inventory write-down of $177 million after-tax was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

(3)
In the second quarter of 2019, the company recorded a $910 million deferred income tax recovery in the Oil Sands segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(4)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)(2)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Operating earnings in the second quarter of 2020 reflects the realization of a $177 million after-tax hydrocarbon inventory loss recorded in net earnings in the first quarter of 2020 and is primarily reflected in Price, Margin and Other Income.
18 2020 SECOND QUARTER Suncor Energy Inc.

The Oil Sands segment had an operating loss of $1.196 billion in the second quarter of 2020, compared to operating earnings of $651 million in the prior year quarter. The decrease was primarily due to lower realized crude prices associated with declining crude oil demand as a result of the COVID-19 pandemic and global inventory oversupply, as crude oil benchmarks decreased by more than 60% compared to the prior year quarter. Operating earnings were also unfavourably impacted by lower production volumes as the company managed production to keep pace with downstream demand, including temporarily transitioning to a one train operation at Fort Hills, and as the company optimized Oil Sands maintenance activities in response to a weaker business environment. These factors were partially offset by the decrease in costs associated with lower production as well as cost reduction initiatives executed in the second quarter of 2020. The second quarter of 2020 was also impacted by the realization of $177 million in after-tax hydrocarbon inventory losses, recognized in net earnings in the first quarter of 2020.

Production Volumes(1)(2)

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2020	2019	2020	2019

SCO and diesel production	446.3	495.4	481.3	515.2

Internally consumed diesel	(9.7)	(11.2)	(11.2)	(11.5)

Upgraded production	436.6	484.2	470.1	503.7

Non-upgraded bitumen production	117.1	208.0	121.8	171.1

Total Oil Sands production	553.7	692.2	591.9	674.8

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor's own refineries. Essentially all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "Upgraded production" and "Non-upgraded bitumen production" to better reflect the integration among the company's assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

The company continued to maximize upgrading to produce higher value SCO barrels, which maximized the company's per barrel margin and cash flow, despite leading to lower overall production and higher unit costs.

In the second quarter of 2020, the company achieved total SCO production of 436,600 barrels per day (bbls/d) compared to 484,200 bbls/d in the second quarter of 2019, on combined upgrader utilization rates of 81% and 88%, respectively, reflecting lower volumes at Syncrude as planned maintenance activities were optimized resulting in reduced production in response to a weaker business environment, partially offset by improved upgrader reliability at Oil Sands operations.

Non-upgraded bitumen production decreased to 117,100 bbls/d in the second quarter of 2020 from 208,000 bbls/d in the second quarter of 2019, as the company reduced production in response to a weaker business environment, including temporarily transitioning to a one-train operation at Fort Hills, Firebag bitumen being diverted to the upgrader to maximize value over volume and the ramp up at MacKay River, which returned to operations late in the second quarter of 2020.

Sales Volumes(1)

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2020	2019	2020	2019

SCO and diesel	443.1	497.2	477.9	502.3

Non-upgraded bitumen	116.4	197.1	121.9	164.6

Total	559.5	694.3	599.8	666.9

(1)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its sales volumes to aggregate sales from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall sales volumes. Comparative periods have been updated to reflect this change.

SCO and diesel sales volumes decreased to 443,100 bbls/d, in the second quarter of 2020, from 497,200 bbls/d in the prior year quarter, consistent with the decrease in production and a larger draw in inventory in the prior year quarter.

2020 SECOND QUARTER Suncor Energy Inc. 19

Non-upgraded bitumen sales volumes were 116,400 bbls/d in the second quarter of 2020, compared to 197,100 bbls/d in the prior year quarter, and were influenced by the same factors influencing production, partially offset by a larger build in inventory in the prior year quarter.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2020	2019	2020	2019

SCO and diesel	26.48	76.14	40.80	71.04

Non-upgraded bitumen(2)	13.96	50.90	17.65	49.66

Crude sales basket (all products)	23.87	68.98	36.10	65.77

Crude sales basket, relative to WTI	(14.72)	(10.82)	(14.32)	(10.76)

(1)
Beginning in the second quarter of 2020, due to increasing integration of the company's assets, the company revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change.

(2)
Beginning in the second quarter of 2020, the company revised its Non-upgraded bitumen price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Prior period amounts have been restated to reflect this change.

In the second quarter of 2020, Oil Sands price realizations were impacted by a significant decline in demand due to the impacts of the COVID-19 pandemic and OPEC+ supply issues at the beginning of the quarter. Price realizations increased near the end of the quarter as global crude oil benchmarks improved with OPEC+'s plans to reduce global oil supply and Canadian crude oil differentials narrowed. The decline in price realizations was partially mitigated by Suncor's marketing expertise and logistics network, where the company was able to capture additional value by placing product in the most advantageous market.

Royalties

Royalties for the Oil Sands segment were lower in the second quarter of 2020 compared to the prior year quarter, primarily due to lower crude price realizations and lower overall sales volumes.

Expenses and Other Factors

Total Oil Sands operating and transportation expenses decreased significantly in the second quarter of 2020 compared to the prior year quarter, as described in detail below. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.

In the second quarter of 2020, the relief provided under the Government of Canada's Emergency Wage Subsidy (CEWS) program, in addition to safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic, have been included in operating and transportation expense by asset. These costs, however, have been excluded from cash operating costs per barrel for comparability purposes.

At Oil Sands operations, operating costs decreased compared to the prior year quarter, primarily due to lower sales volumes, cost reductions and lower unplanned maintenance, partially offset by costs related to a product mix more weighted towards higher value but higher cost SCO sales and an increase in natural gas prices.

At Fort Hills, operating costs in the second quarter of 2020 decreased when compared to the prior year quarter, primarily due to cost savings associated with the temporary transition to a one-train operation as a result of the decline in the business environment in the second quarter of 2020.

Suncor's share of Syncrude operating costs decreased compared to the prior year quarter, as planned maintenance activities were optimized resulting in reduced production in response to a weaker business environment. Planned maintenance activities at Syncrude were revised to focus on strategic maintenance, changing the scope of the work to reduce costs and comply with COVID-19 safety measures.

DD&A expense for the second quarter of 2020 was comparable to the prior year quarter.

20 2020 SECOND QUARTER Suncor Energy Inc.

Cash Operating Costs

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2020	2019	2020	2019

Oil Sands operating, selling and general expense (OS&G)	1 528	2 060	3 780	4 033

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	975	1 219	2 278	2 340

Non-production costs(2)	(13)	(38)	(95)	(95)

Excess power capacity and other(3)	(48)	(42)	(139)	(117)

Inventory changes	17	(88)	(74)	(3)

Oil Sands operations cash operating costs(1)	931	1 051	1 970	2 125

Oil Sands operations production volumes (mbbls/d)(4)(5)	396.3	416.0	392.1	407.1

Oil Sands operations cash operating costs ($/bbl)(1)	25.80	27.80	27.60	28.85

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	148	216	468	449

Non-production costs(2)	(9)	(25)	(37)	(72)

Inventory changes	12	(8)	(52)	15

Fort Hills cash operating costs(1)	151	183	379	392

Fort Hills production volumes (mbbls/d)	47.3	89.3	64.0	83.9

Fort Hills cash operating costs ($/bbl)(1)	35.35	22.50	32.60	25.80

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	405	625	1 034	1 244

Non-production costs(2)	11	(43)	(36)	(83)

Syncrude cash operating costs(1)(6)	416	582	998	1 161

Syncrude production volumes (mbbls/d)(4)(5)	119.5	188.7	146.9	185.5

Syncrude cash operating costs ($/bbl)(1)	38.35	33.90	37.30	34.60

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses. In addition, for 2020, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs in the second quarter of 2020, include the relief provided under the CEWS program. Non-production costs at Fort Hills also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from a cogeneration unit and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

(4)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills uses internally produced diesel from Oil Sands Base within its mining operations. In the second quarter of 2020, Oil Sands operations production volumes included 7,400 bbls/d of internally consumed diesel, of which 6,400 bbls/d was consumed at Oil Sands Base and 1,000 bbls/d was consumed at Fort Hills. Syncrude production volumes included 2,300 bbls/d of internally consumed diesel.

(5)
Beginning in the first quarter of 2020, Oil Sands operations cash operating costs are based on production volumes, which include internally consumed diesel produced at Oil Sands Base and consumed at Fort Hills and Oil Sands Base, while all the prior periods presented exclude internally consumed diesel at Oil Sands Base from production volumes. Prior periods were not restated due to the immaterial impact. Also, beginning in the first quarter of 2020, Syncrude cash operating costs are based on production volumes, which include internally consumed diesel, while all the prior periods presented here exclude internally consumed diesel from production. Prior periods were not restated due to the immaterial impact.

(6)
Beginning in the first quarter of 2020, the company revised Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to reflect this change.

Oil Sands operations cash operating costs(1) per barrel decreased to $25.80 in the second quarter of 2020, compared to $27.80 in the prior year quarter, primarily due to cost reductions and lower unplanned maintenance activities, partially offset by higher natural gas costs. Both periods reflected the impact of optimizing the product mix to higher value but higher cost SCO barrels, relative to lower cost but lower value, bitumen production. In the second quarter, non-production costs, which are

2020 SECOND QUARTER Suncor Energy Inc. 21

excluded from Oil Sands operations cash operating costs, were lower than the prior year quarter, primarily due to CEWS, partially offset by safe-mode and COVID-19 response costs. Oil Sands operations inventory changes reflects changes to inventory valuation that are excluded from cash cost per barrel and a draw of crude inventory volumes in the prior year quarter.

Fort Hills cash operating costs(1) per barrel were $35.35 in the second quarter of 2020, compared to $22.50 in the prior year quarter, reflecting lower production due to the decision to temporarily transition Fort Hills to a one-train operation as a result of the decline in the business environment in the second quarter of 2020, partially offset by a significant reduction in costs. Non-production costs were lower primarily due to the CEWS, partially offset by additional costs incurred in response to the COVID-19 pandemic. In the second quarter of 2020, inventory changes at Fort Hills reflected changes to inventory valuation that are excluded from cash operating costs per barrel.

Syncrude cash operating costs(1) per barrel were $38.35 in the second quarter of 2020, compared to $33.90 in the prior year quarter, with the increase due primarily to the decrease in production volumes, partially offset by a reduction in costs.

Results for the First Six Months of 2020

Oil Sands net loss was $2.972 billion for the first six months of 2020, compared to net earnings of $1.750 billion in the prior year period. In addition to the factors explained in operating (loss) earnings below, the net loss for the first six months of 2020 included $1.376 billion of non-cash after-tax asset impairment charges. Net earnings in the prior year quarter included a one-time deferred income tax recovery of $910 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022.

Oil Sands operating loss for the first six months of 2020 was $1.596 billion, compared to operating earnings of $840 million for the same period in 2019. Oil Sands operating loss for the first six months of 2020 was primarily as a result of significantly lower crude price realizations and lower production volumes, partially offset by a decrease in royalties and operating, selling and general expense, as detailed below. The decrease in realized crude prices and production volumes was driven by declining crude oil demand due to the COVID-19 pandemic and OPEC+ supply issues.

Funds from operations for the first six months of 2020 were $701 million for the Oil Sands segment, compared to $3.050 billion in the prior year period, with the decrease primarily due to the same factors that influenced operating earnings noted above.

Oil Sands operations cash operating costs per barrel averaged $27.60 for the first six months of 2020, a decrease from an average of $28.85 for the first six months of 2019 due to a decrease in operating, selling and general expense related to lower maintenance activities and other cost savings initiatives, partially offset by higher natural gas costs. Both periods reflected the impact of optimizing the product mix to higher value but higher cost SCO barrels, relative to lower cost but lower value, bitumen production.

Fort Hills cash operating costs per barrel averaged $32.60 for the first six months of 2020, compared to $25.80 for the same period of 2019, with the current period reflecting lower production due to the temporary transition to a one-train operation as a result of the decline in the business environment in the second quarter of 2020, partially offset by a significant reduction in costs. The prior year period reflected fully ramped up operations, although production was limited by mandatory production curtailments.

Syncrude cash operating costs per barrel averaged $37.30 for the first six months of 2020, an increase compared to $34.60 in the first six months of 2019, primarily due to the decrease in production volumes, partially offset by a reduction in costs.

Planned Maintenance Update

The company began maintenance activities at Oil Sands operations Upgraders 1 and 2 and at Syncrude during the second quarter of 2020, which will continue in the third quarter of 2020, with maintenance activity at Oil Sands operations Upgrader 1 extending into the fourth quarter of 2020. The anticipated impact of these maintenance events have been reflected in the company's 2020 guidance. As a result of the COVID-19 pandemic, the company continues to assess planned maintenance schedules.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
22 2020 SECOND QUARTER Suncor Energy Inc.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Gross revenues(1)	293	904	832	1 780

Less: Royalties(1)	(6)	(75)	(28)	(187)

Operating revenues, net of royalties	287	829	804	1 593

Net (loss) earnings	(51)	456	(478)	948

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(2)	—	(70)	—	(70)

Asset impairment(3)	—	—	422	—

Gain on asset disposal(4)	—	(139)	—	(139)

Operating (loss) earnings(5)	(51)	247	(56)	739

Funds from operations(5)	309	507	482	1 209

(1)
Production, revenues and royalties from the company's Libya operations have been presented in the E&P section of this MD&A on an economic basis and exclude an equal and offsetting gross up of revenues and royalties of $90 million in the second quarter of 2019, which is required for presentation purposes in the company's financial statements under the working-interest basis. In the second quarter of 2020, there were no Libya sales included in production, revenues or royalties.

(2)
In the second quarter of 2019, the company recorded a $70 million deferred income tax recovery in the E&P segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $422 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(4)
In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.

(5)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating loss for the E&P segment in the second quarter of 2020 was $51 million, compared to operating earnings of $247 million in the prior year quarter, with the decline primarily due to significantly lower realized crude prices due to the COVID-19 pandemic and high global inventory levels, which resulted in crude oil benchmarks decreasing by more than 50%, partially offset by lower royalties, DD&A and exploration expenses.

2020 SECOND QUARTER Suncor Energy Inc. 23

Production Volumes(1)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

E&P Canada (mbbls/d)	62.3	61.9	62.3	60.0

E&P International (mboe/d)	39.5	49.8	43.5	49.3

Total Production (mboe/d)	101.8	111.7	105.8	109.3

Total Sales Volumes (mboe/d)	108.7	106.1	107.9	108.9

(1)
Beginning in the second quarter of 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "E&P Canada" and "E&P International" to simplify the presentation. Comparative periods have been updated to reflect this change.

Production volumes for E&P Canada were 62,300 bbls/d in the second quarter of 2020, compared to 61,900 bbls/d in the prior year quarter. Production volumes increased in the second quarter of 2020, primarily due to higher production at Hebron as seven new production wells have come online since the second quarter of 2019, and the impacts of White Rose's staged return to full operations in the prior year quarter, partially offset by lower volumes at Terra Nova reflecting the regulatory order to shut in production in the fourth quarter of 2019. In the second quarter of 2020, the decision was made to disconnect the Terra Nova floating, production, storage and offloading (FPSO) vessel and dock shoreside in Newfoundland. Suncor is currently evaluating alternate options for return to operations and the Terra Nova Asset Life Extension project.

E&P International production was 39,500 boe/d in the second quarter of 2020, compared to 49,800 boe/d in the prior year quarter. The decrease in the second quarter of 2020 reflected unplanned maintenance and natural production declines in the U.K. and no Libya liftings, partially offset by increased production at Oda.

E&P sales volumes increased slightly to 108,700 boe/d in the second quarter of 2020, compared to 106,100 boe/d in the prior year quarter, due to the timing of sales volumes.

Price Realizations

	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2020	2019	2020	2019

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	22.87	90.48	44.53	87.48

E&P International ($/boe)	30.80	87.56	47.60	85.30

Price realizations at E&P Canada and E&P International in the second quarter of 2020 were significantly lower than in the prior year quarter, with the second quarter of 2020 impacted by the significant decline in benchmarks and demand for crude oil as a result of the COVID-19 pandemic and OPEC+ supply issues.

Royalties

E&P royalties in the second quarter of 2020 were lower than the prior year quarter due to the decrease in price realizations.

Expenses and Other Factors

Operating and transportation expenses for the second quarter of 2020 increased as higher transportation expenses associated with the increase in sales volumes more than offset the decline in operating, selling and general expenses.

DD&A expense in the second quarter of 2020 was favourable when compared to the second quarter of 2019, primarily due to lower production rates in the U.K., partially offset by an increase in production at Oda.

Exploration expense in the second quarter of 2020 was lower than the prior year quarter which included charges for non-commercial drilling results off the east coast of Canada and the U.K. North Sea.

Results for the First Six Months of 2020

E&P's net loss was $478 million for the first six months of 2020, compared to net earnings of $948 million in the prior year period. In addition to the factors explained in the operating loss paragraph below, the net loss for the six months of 2020 included non-cash after-tax impairment charges of $422 million against the company's share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the

24 2020 SECOND QUARTER Suncor Energy Inc.

COVID-19 pandemic and changes to their respective capital, operating and production plans. Net earnings for the first six months of 2019 included an after-tax gain of $139 million on the sale of the company's interest in Canbriam and a one-time deferred income tax recovery of $70 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022.

E&P's operating loss for the first six months of 2020 was $56 million, compared to operating earnings of $739 million in the first six months of 2019, with the decline primarily due to the significantly lower crude price realizations due to the COVID-19 pandemic and global inventory oversupply and the absence of insurance proceeds related to the company's assets in Libya which were recognized in the prior year period, partially offset by lower royalties.

Funds from operations were $482 million for the first six months of 2020, compared to $1.209 billion for the first six months of 2019, due to the same reasons noted in operating (loss) earnings above.

Planned Maintenance Update for Operated Assets

There are no significant maintenance events scheduled for the third quarter of 2020. Suncor is currently evaluating alternate options for returning to operations at Terra Nova and its Asset Life Extension project. As a result of the COVID-19 pandemic, the company continues to assess planned maintenance schedules.

2020 SECOND QUARTER Suncor Energy Inc. 25

REFINING AND MARKETING

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Operating revenues	2 759	5 626	7 346	10 830

Net earnings	269	765	214	1 774

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(1)	—	(88)	—	(88)

Impact of inventory write-down to net realizable value recorded in the first quarter(2)	(220)	—	—	—

Operating earnings(3)	49	677	214	1 686

Funds from operations(3)	475	932	699	2 185

(1)
In the second quarter of 2019, the company recorded an $88 million deferred income tax recovery in the R&M segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(2)
During the first quarter of 2020, the company recorded an after-tax hydrocarbon inventory write-down to net realizable value of $220 million as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The hydrocarbon inventory write-down of $220 million after-tax was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)(2)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Operating earnings in the second quarter of 2020 reflects the realization of a $220 million after-tax hydrocarbon inventory loss recorded in net earnings in the first quarter of 2020 and is primarily reflected in Refining and Marketing Margin.

R&M operating earnings in the second quarter of 2020 were $49 million, compared to $677 million in the prior year quarter. The decrease was primarily due to lower refining and marketing margins as a result of significantly lower benchmark crack spreads, which decreased by more than 50% compared to the prior year quarter, and lower crude throughput and refined product sales as the company managed its operations to meet decreased demand levels for transportation fuels due to the COVID-19 pandemic. Operating earnings were further impacted by the realization of $220 million in after-tax hydrocarbon inventory losses that were recorded in net earnings in the first quarter of 2020, and a FIFO inventory valuation loss of $146 million after-tax on the decline in crude and product benchmarks. The prior year quarter included a FIFO inventory valuation gain of $38 million after-tax.

26 2020 SECOND QUARTER Suncor Energy Inc.

Volumes

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Crude oil processed (mbbls/d)

Eastern North America	169.2	170.0	191.1	193.0

Western North America	181.2	229.1	203.8	228.9

Total	350.4	399.1	394.9	421.9

Refinery utilization(1) (%)

Eastern North America	76	77	86	87

Western North America	76	95	85	95

Total	76	86	85	91

Refined product sales (mbbls/d)

Gasoline	175.6	235.3	204.9	241.0

Distillate	190.3	206.1	209.5	213.9

Other	72.9	66.7	70.7	70.5

Total	438.8	508.1	485.1	525.4

Refining and marketing margin – FIFO(2)(3) ($/bbl)	20.95	41.30	22.30	45.60

Refining and marketing margin – LIFO(2)(3) ($/bbl)	28.55	39.70	32.45	37.40

Refining operating expense(2) ($/bbl)	5.80	5.90	5.70	5.75

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Beginning in the first quarter of 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

Refinery crude throughput was 350,400 bbls/d in the second quarter of 2020, compared to 399,100 bbls/d in the prior year quarter. Utilization rates decreased to 76% in the second quarter of 2020 from 86% in the second quarter of 2019 as the company reduced refinery throughput as a result of a decrease in consumer demand for transportation fuels due to the COVID-19 pandemic. During the second quarter of 2020, as market conditions evolved and the demand profile shifted, the company was able to leverage its midstream storage capacity and diversified sales channels to respond quickly by ramping up throughput and changing product mix, which enabled the company to exit the quarter at greater than 85% utilization for its refineries.

Refined product sales were strong relative to the significant decline in industry demand at 438,800 bbls/d, compared to 508,100 bbls/d in the prior year quarter, primarily due to the company's secure sales channels.

Refining and Marketing Margins

Refining and marketing margins were influenced by the following:

•
On a LIFO(1) basis, Suncor's refining and marketing margin declined to $28.55/bbl in the second quarter of 2020, from $39.70/bbl in the prior year quarter due to the sharp decline in the business environment in the second quarter of 2020 as a result of the COVID-19 pandemic. In both periods, gross margin was favourably impacted relative to benchmarks by Suncor's feedstock advantage, reflecting the influence of processing inexpensive heavier crude oil, as well as secured sales channels.

•
On a FIFO basis, Suncor's refining and marketing margin declined to $20.95/bbl in the second quarter of 2020, from $41.30/bbl in the prior year quarter due to the sharp decline in the business environment in the second quarter of 2020. In the second quarter of 2020, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(1) accounting method resulted in a negative impact on the company's results of $146 million, after-tax. FIFO had a positive impact on operating earnings of $38 million, after-tax, in the prior year quarter, for an overall unfavourable quarter-over-quarter impact of $214 million, after-tax, including the impact of short-term commodity risk management activities.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
2020 SECOND QUARTER Suncor Energy Inc. 27

Expenses and Other Factors

Operating expenses in the second quarter of 2020 decreased compared to the prior year quarter, primarily due to the impact of the company's cost reduction initiatives, CEWS and a decrease in variable costs associated with the decrease in throughput and sales volumes.

DD&A expense for the second quarter of 2020 was comparable to the prior year quarter.

Results for the First Six Months of 2020

R&M's net earnings were $214 million for the first six months of 2020, compared to $1.774 billion in the prior year period. In addition to the factors explained in operating earnings below, net earnings for the first six months of 2019 included a one-time deferred income tax recovery of $88 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022.

Operating earnings for R&M in the first six months of 2020 were $214 million, compared to $1.686 billion in the first six months of 2019, with the decrease primarily due to a FIFO inventory valuation loss as a result of a significant decline in crude and refined product benchmarks compared to the prior year period, which included a FIFO inventory valuation gain. For the first six months of 2020, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a negative impact to operating earnings and funds from operations of $592 million after-tax, compared to a favourable $505 million after-tax impact in the first six months of 2019.

Funds from operations were $699 million in the first six months of 2020, compared to $2.185 billion in the first six months of 2019, and decreased primarily due to the same factors that influenced operating earnings described above.

Planned Maintenance

Subsequent to the quarter, an eight-week maintenance event commenced at the Edmonton refinery. The anticipated impact of this maintenance event has been reflected in the company's 2020 guidance.

CORPORATE AND ELIMINATIONS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Net earnings (loss)	187	(53)	(903)	(273)

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(1)	—	(48)	—	(48)

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(478)	(221)	543	(482)

Operating loss(2)	(291)	(322)	(360)	(803)

Corporate	(240)	(261)	(451)	(563)

Eliminations	(51)	(61)	91	(240)

Funds used in operations(2)	(306)	(300)	(393)	(854)

(1)
In the second quarter of 2019, the company recorded a $48 million deferred income tax recovery in the Corporate and Eliminations segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Corporate

Corporate incurred an operating loss of $240 million for the second quarter of 2020, compared to an operating loss of $261 million for the prior year quarter, with the decreased operating loss primarily due to CEWS, partially offset by higher interest expense associated with increased debt in 2020. Suncor capitalized $27 million of its borrowing costs in the second quarter of 2020 as part of the cost of major development assets and construction projects in progress, compared to $28 million in the prior year quarter.

28 2020 SECOND QUARTER Suncor Energy Inc.

Eliminations

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2020, the company's elimination of profit amounted to $51 million after-tax, compared to the elimination of $61 million of after-tax intersegment profit in the prior year quarter. The elimination of profit in the second quarter of 2020 was driven by the increase in Oil Sands price realizations over the quarter, as lower margin crude refinery feedstock inventory sourced internally from Oil Sands was sold and replaced by higher margin feedstock inventory. The deferral of profit in the prior year quarter was due to an increase in intersegment inventory volumes.

Results for the First Six Months of 2020

The net loss for Corporate and Eliminations was $903 million for the first six months of 2020, compared to $273 million in the prior year period. In addition to the factors explained in operating loss below, the net loss for the first six months of 2020 included a $543 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt. Net loss in the prior year period included a $482 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a one-time deferred income tax recovery of $48 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022.

The operating loss for Corporate and Eliminations for the first six months of 2020 was $360 million, compared to $803 million in the first six months of 2019. The decreased loss was attributed to intercompany loss elimination in intercompany inventory, as compared to an elimination of profit in the prior year period, a share-based compensation recovery in the current year, as compared to a share-based compensation expense in the prior year period, and an operational foreign exchange gain, as compared to an operational foreign exchange loss in the prior year period, partially offset by higher interest expense associated with the increased debt balance in 2020. The elimination of unrealized losses was due to the decrease in Oil Sands price realizations, as higher crude refinery feedstock inventory sourced internally from Oil Sands was sold and replaced by lower margin feedstock inventory. The company capitalized $65 million of its borrowing costs in the first six months of 2020, compared with $56 million in the first six months of 2019.

Corporate and Eliminations funds used in operations for the first six months of 2020 were $393 million, compared to $854 million in the prior year period. In addition to the factors noted above in operating loss, funds from operations in the first six months of 2020 were favourably impacted by a decrease in share-based compensation payments.

2020 SECOND QUARTER Suncor Energy Inc. 29

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Oil Sands	437	856	1 447	1 440

Exploration and Production	131	268	310	496

Refining and Marketing	86	220	178	302

Corporate and Eliminations	44	20	83	29

Total capital and exploration expenditures	698	1 364	2 018	2 267

Less: capitalized interest on debt	(27)	(28)	(65)	(56)

	671	1 336	1 953	2 211

Capital and Exploration Expenditures by Type, excluding capitalized interest

	Three months ended June 30, 2020			Six months ended June 30, 2020
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total

Oil Sands

Oil Sands Base	188	16	204	574	92	666

In Situ	42	43	85	179	241	420

Fort Hills	15	7	22	102	15	117

Syncrude	94	14	108	157	48	205

Exploration and Production	2	123	125	5	285	290

Refining and Marketing	64	20	84	113	61	174

Corporate and Eliminations	5	38	43	19	62	81

	410	261	671	1 149	804	1 953

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity, and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

In the second quarter of 2020, the company announced plans to reduce its planned 2020 capital expenditures to a range of $3.6 billion to $4.0 billion to preserve the financial health and resiliency of the company and navigate the current business environment. In order to achieve this, the company is concentrating on asset sustainment and maintenance projects that are designed to maintain safe and reliable operations, as well as proceeding with select late stage, high-value and low capital economic investment projects with other economic investments significantly reduced in 2020 or deferred.

The company made significant progress towards its revised cost reduction target, and spent $671 million on capital expenditures, excluding capitalized interest, in the second quarter of 2020, a decrease from $1.336 billion in the prior year quarter. The reduction is primarily due to the decrease in capital associated with the completion of maintenance in the prior year quarter at Oil Sands and R&M, as well as decreased In Situ and E&P economic investment capital expenditures in the second quarter of 2020.

Activity in the second quarter of 2020 is summarized by business unit below.

Oil Sands

Oil Sands Base capital expenditures were $204 million in the second quarter of 2020, the majority of which was focused on asset sustainment and maintenance activities related to the company's planned maintenance program. Oil Sands Base expenditures also included the continued development of tailings infrastructure and continued construction of the

30 2020 SECOND QUARTER Suncor Energy Inc.

bi-directional interconnecting pipelines between Syncrude and Oil Sands Base in anticipation of an in-service date in the fourth quarter of 2020.

In Situ capital expenditures were $85 million in the second quarter of 2020, and were primarily directed towards the rebuild at the MacKay River central processing facility, which returned to operations during the second quarter.

Capital expenditures at Fort Hills were $22 million in the second quarter of 2020, primarily directed towards asset sustainment capital activities in the mine and tailings development. The AHS program at Fort Hills is progressing and on pace to achieve full deployment in the fourth quarter of 2020.

Syncrude capital expenditures were $108 million in the second quarter of 2020, the majority of which was for asset sustainment expenditures focused on maintaining existing assets, scheduled turnaround and planned maintenance activities.

Exploration and Production

Capital and exploration expenditures at E&P were $125 million in the second quarter of 2020 and were primarily focused on economic investment projects, including development drilling at Hibernia, Hebron and Buzzard, and limited development work on Fenja and the West White Rose Projects.

In the second quarter of 2020, the decision was made to disconnect the Terra Nova FPSO vessel and dock shoreside in Newfoundland. Suncor is currently evaluating alternate options for return to operations and the Terra Nova Asset Life Extension project.

Refining and Marketing

R&M capital expenditures were $84 million and were primarily related to the ongoing sustainment and enhancement to refinery and retail operations.

Corporate and Eliminations

Corporate capital expenditures were $43 million, primarily directed towards the company's information technology initiatives.

2020 SECOND QUARTER Suncor Energy Inc. 31

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended June 30
	2020	2019

Return on Capital Employed(1) (%)

Excluding major projects in progress(2)	(7.9)	10.6

Including major projects in progress	(7.5)	10.4

Net debt to funds from operations(3)(4) (times)	3.0	1.5

Interest coverage on long-term debt (times)

Earnings basis(5)	(5.1)	7.7

Funds from operations basis(4)(6)	7.4	14.1

Total debt to total debt plus shareholders' equity (%)	37.5	28.5

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE excluding major projects in progress would have been 1.1% for the twelve months ended June 30, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019.

(3)
Net debt is equal to total debt less cash and cash equivalents.

(4)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(5)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(6)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Recent Developments

The COVID-19 pandemic has had a significant impact on global capital markets and the availability of liquidity. Although access to capital improved throughout the second quarter of 2020, the disruption and volatility in global capital markets is expected to continue for some time which could continue to have an impact on the company's cost of capital and affect the company's ability to access the capital markets on a timely basis. The company expects its financial results for the year to experience a material decline relative to the results for the year ended December 31, 2019.

In response to the COVID-19 pandemic and OPEC+ supply issues, the company previously announced that it had decided to reduce its planned 2020 capital expenditures to a range of $3.6 billion to $4.0 billion, and to reduce operating costs across the business by $1 billion or approximately 10% compared to 2019 levels.

In the second quarter of 2020, the company issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes, US$450 million of 2.80% senior 3-year unsecured notes and US$550 million of 3.10% senior 5-year unsecured notes. The company also enhanced its liquidity by securing an additional $300 million of credit facilities and, as at June 30, 2020, had $8.65 billion of liquidity. This increased financial flexibility will help ensure the company has access to adequate financial resources should it be required. As economic activity increases and commodity prices improve, management plans to reduce debt in conjunction with a measured pace of increasing economic investments and shareholder returns.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2020 capital spending program of $3.6 billion to $4.0 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term

32 2020 SECOND QUARTER Suncor Energy Inc.

investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

For the three months ended June 30, 2020, cash and cash equivalents decreased to $1.846 billion, from $2.226 billion at March 31, 2020, due to an increase in cash flow used in operating activities, the use of cash related to the company's capital and exploration expenditures, dividend payments, repayment of short-term debt and increase in investing non-cash working capital partially offset by an increase in long-term debt.

For the six months ended June 30, 2020, cash and cash equivalents decreased to $1.846 billion, from $1.960 billion at December 31, 2019, with the use of cash related to the company's capital and exploration expenditures, and dividend payments, more than offsetting the cash flow provided by operating activities and the increase in short-term and long-term debt.

As at June 30, 2020, the weighted average days to maturity of the company's short-term investment portfolio was approximately 10 days.

Available credit facilities for liquidity purposes at June 30, 2020 increased to $6.804 billion, compared to $4.701 billion at December 31, 2019. The increase in liquidity was primarily due to an additional $2.8 billion of credit facilities secured in the first half of 2020 and the weakening of the Canadian dollar compared to the U.S. dollar since December 31, 2019, partially offset by increased short-term indebtedness. This increased financial flexibility will help ensure the company has access to adequate financial resources should it be required.

In the second quarter of 2020, Moody's Investors Service affirmed the company's Baa1 rating, with a Stable Outlook, on long-term debt. Additionally, Dominion Bond Rating Service resolved the Under Review with Negative Implications status and affirmed the company's A (low) rating with a Negative outlook, on long-term debt, and affirmed the company's R-1 (low) rating, on its Canadian short-term debt.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company's long-term growth plans and future expected volatility in the business environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels. We believe that the disciplined actions around liquidity and capital spending that the company has taken to address the recent economic downturn will help sustain the financial health of the company.

In the second quarter of 2020, the company issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes, US$450 million of 2.80% senior 3-year unsecured notes and US$550 million of 3.10% senior 5-year unsecured notes.

2020 SECOND QUARTER Suncor Energy Inc. 33

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At June 30, 2020, total debt to total debt plus shareholders' equity was 37.5% (December 31, 2019 – 29.9%) and increased due to higher debt levels and lower shareholders' equity as a result of net losses including impairment charges recorded in the first quarter of 2020. The company continues to be in compliance with all operating covenants under its debt agreements.

($ millions, except as noted)	June 30 2020	December 31 2019

Short-term debt	3 018	2 155

Current portion of long-term debt	—	—

Current portion of long-term lease liabilities	288	310

Long-term debt	15 969	12 884

Long-term lease liabilities	2 605	2 621

Total debt	21 880	17 970

Less: Cash and cash equivalents	1 846	1 960

Net debt	20 034	16 010

Shareholders' equity	36 516	42 042

Total debt plus shareholders' equity	58 396	60 012

Total debt to total debt plus shareholders' equity (%)	37.5	29.9

Change in Debt

($ millions)	Three months ended June 30, 2020	Six months ended June 30, 2020

Total debt – beginning of period	20 438	17 970

Increase in long-term debt	2 634	2 634

(Decrease) increase in short-term debt	(662)	724

Increase in lease liability	54	111

Lease payments	(89)	(171)

Foreign exchange on debt, and other	(495)	612

Total debt – June 30, 2020	21 880	21 880

Less: Cash and cash equivalents – June 30, 2020	1 846	1 846

Net debt – June 30, 2020	20 034	20 034

The company's total debt increased in the second quarter of 2020 due to an increase in long-term indebtedness and leases entered into during the period, partially offset by the repayment of short-term debt, favourable foreign exchange rates on U.S. dollar denominated debt compared to March 31, 2020 and lease principal payments made during the second quarter of 2020.

The company's total debt increased in the first six months of 2020 due to an increase in short-term and long-term indebtedness, unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2019 and leases entered into during the first six months of 2020, partially offset by lease principal payments made during the first half of the year.

34 2020 SECOND QUARTER Suncor Energy Inc.

Common Shares

(thousands)	June 30, 2020

Common shares	1 525 151

Common share options – exercisable	26 811

Common share options – non-exercisable	12 194

As at July 20, 2020, the total number of common shares outstanding was 1,525,150,794 and the total number of exercisable and non-exercisable common share options outstanding was 38,928,816. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

In May 2019, Suncor renewed its normal course issuer bid (NCIB) to continue to repurchase its common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange and/or alternative trading platforms between May 6, 2019 and May 5, 2020. The TSX subsequently accepted a notice filed by Suncor of its intention to amend the NCIB effective as of December 30, 2019 pursuant to which Suncor was permitted to increase the maximum number of common shares that may be purchased for cancellation.

Given the current business environment and aligned with our disciplined capital allocation strategy, share repurchases have been suspended and the company has decided not to renew its NCIB at this time.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2020	2019	2020	2019

Share repurchase activities (thousands of common shares)	—	13 001	7 527	24 952

Weighted average repurchase price per share (dollars per share)	—	42.46	40.83	42.71

Share repurchase cost	—	552	307	1 066

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2019 annual MD&A. Suncor does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures.

In the second quarter of 2020, the company increased its commitments as a result of debt issued in the second quarter of 2020. In the second quarter of 2020, the company issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes, US$450 million of 2.80% senior 3-year unsecured notes and US$550 million of 3.10% senior 5-year unsecured notes.

2020 SECOND QUARTER Suncor Energy Inc. 35

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices, including widening of crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020 which led to planned production cuts, and the Government of Alberta's mandatory production curtailments implemented during 2019.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018

Total production (mboe/d)

Oil Sands	553.7	630.1	662.3	670.0	692.2	657.2	740.8	651.7

Exploration and Production	101.8	109.7	115.9	92.3	111.7	107.1	90.2	92.1

	655.5	739.8	778.2	762.3	803.9	764.3	831.0	743.8

Revenues and other income

Operating revenues, net of royalties	4 229	7 391	9 487	9 803	10 071	8 983	8 561	10 847

Other income	16	365	111	93	27	414	384	16

	4 245	7 756	9 598	9 896	10 098	9 397	8 945	10 863

Net (loss) earnings	(614)	(3 525)	(2 335)	1 035	2 729	1 470	(280)	1 812

per common share – basic (dollars)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93	(0.18)	1.12

per common share – diluted (dollars)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93	(0.18)	1.11

Operating (loss) earnings(1)	(1 489)	(309)	782	1 114	1 253	1 209	580	1 557

per common share – basic(1) (dollars)	(0.98)	(0.20)	0.51	0.72	0.80	0.77	0.36	0.96

Funds from operations(1)	488	1 001	2 553	2 675	3 005	2 585	2 007	3 139

per common share – basic(1) (dollars)	0.32	0.66	1.66	1.72	1.92	1.64	1.26	1.94

Cash flow (used in) provided by operating activities	(768)	1 384	2 304	3 136	3 433	1 548	3 040	4 370

per common share – basic (dollars)	(0.50)	0.91	1.50	2.02	2.19	0.98	1.90	2.70

ROCE(1) (%) for the twelve months ended	(7.5)	(1.3)	4.9	9.7	10.4	8.2	8.0	9.7

ROCE(1)(2), excluding major projects in progress (%) for the twelve months ended	(7.9)	(1.4)	5.1	9.9	10.6	8.3	8.2	10.4

After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	478	(1 021)	235	(127)	221	261	(637)	195

Common share information (dollars)

Dividend per common share	0.21	0.465	0.42	0.42	0.42	0.42	0.36	0.36

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	22.89	22.46	42.56	41.79	40.85	43.31	38.13	49.98

New York Stock Exchange (US$)	16.86	15.80	32.80	31.58	31.16	32.43	27.97	38.69

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE excluding major projects in progress would have been 1.1% for the twelve months ended June 30, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019.
36 2020 SECOND QUARTER Suncor Energy Inc.

Business Environment

(average for the three months ended)		Jun 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018

WTI crude oil at Cushing	US$/bbl	27.85	46.10	56.95	56.45	59.85	54.90	58.85	69.50

Dated Brent crude	US$/bbl	29.20	50.15	63.30	61.90	68.85	63.20	67.80	75.25

Dated Brent/Maya FOB price differential	US$/bbl	2.70	15.95	9.30	5.20	6.90	5.00	4.35	10.20

MSW at Edmonton	Cdn$/bbl	30.20	52.00	68.10	68.35	73.40	66.45	42.70	82.10

WCS at Hardisty	US$/bbl	16.35	25.60	41.10	44.20	49.20	42.50	19.50	47.35

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(11.50)	(20.50)	(15.85)	(12.25)	(10.65)	(12.40)	(39.35)	(22.15)

SYN-WTI (differential) premium	US$/bbl	(4.55)	(2.70)	(0.70)	0.40	0.15	(2.30)	(21.60)	(0.90)

Condensate at Edmonton	US$/bbl	22.20	46.20	53.00	52.00	55.90	50.55	45.30	66.80

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.00	2.05	2.50	0.95	1.05	2.55	1.60	1.20

Alberta Power Pool Price	Cdn$/MWh	29.90	67.05	46.95	46.85	56.35	70.75	55.55	54.45

New York Harbor 2-1-1 crack(1)	US$/bbl	12.20	14.75	18.50	19.75	22.40	19.10	18.75	19.50

Chicago 2-1-1 crack(1)	US$/bbl	6.75	9.75	14.45	17.05	21.55	15.30	16.25	19.90

Portland 2-1-1 crack(1)	US$/bbl	12.20	18.30	25.75	23.85	29.15	19.35	24.25	22.05

Gulf Coast 2-1-1 crack(1)	US$/bbl	9.00	13.00	17.10	20.00	21.70	17.85	17.45	19.30

Exchange rate	US$/Cdn$	0.72	0.74	0.76	0.76	0.75	0.75	0.76	0.77

Exchange rate (end of period)	US$/Cdn$	0.73	0.71	0.77	0.76	0.76	0.75	0.73	0.77

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
2020 SECOND QUARTER Suncor Energy Inc. 37

8. OTHER ITEMS

Accounting Policies and New IFRS Standards

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2019 annual MD&A and in note 2 of Suncor's unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2020.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2019 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2019 annual MD&A.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and will continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company's unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2020.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive (loss) income, consolidated balance sheets and consolidated statements of cash flows in fiscal 2020.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2019, note 9 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2020, and the Financial Condition and Liquidity section of the 2019 annual MD&A.

Control Environment

Based on their evaluation as at June 30, 2020, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2020, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has further updated its previously issued 2020 guidance (which was originally disclosed via press release on December 2, 2019, as updated via press release on March 23, 2020 and May 5, 2020), as set forth in Suncor's press release dated July 22, 2020. All of these press releases are available on www.sedar.com.

38 2020 SECOND QUARTER Suncor Energy Inc.

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) are reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments, and downstream short-term commodity risk management activities.

•
The factor for Insurance Proceeds includes the after-tax insurance proceeds related to the company's assets in Libya.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates and other income tax adjustments.
2020 SECOND QUARTER Suncor Energy Inc. 39

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed for major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess the performance of operating assets.

For the twelve months ended June 30 ($ millions, except as noted)		2020	2019

Adjustments to net earnings

Net (loss) earnings		(5 439)	5 731

Add (deduct) after-tax amounts for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		435	(40)

Net interest expense		650	616

	A	(4 354)	6 307

Capital employed – beginning of twelve-month period

Net debt		16 121	16 163

Shareholders' equity		45 509	45 543

		61 630	61 706

Capital employed – end of twelve-month period

Net debt		20 034	16 121

Shareholders' equity		36 516	45 509

		56 550	61 630

Average capital employed	B	58 179	60 702

ROCE – including major projects in progress (%)	A/B	(7.5)	10.4

Average capitalized costs related to major projects in progress	C	3 329	1 135

ROCE – excluding major projects in progress (%)(1)	A/(B-C)	(7.9)	10.6

(1)
ROCE excluding major projects in progress would have been 1.1% for the twelve months ended June 30, 2020, excluding the impact of impairments of $1.798 billion after-tax in the first quarter of 2020 and the impacts of impairments of $3.352 billion after-tax in the fourth quarter of 2019.
40 2020 SECOND QUARTER Suncor Energy Inc.

Funds From (Used In) Operations

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by (used in) operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management's discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings	(1 019)	1 561	(51)	456	269	765	187	(53)	(614)	2 729

Adjustments for:

Depreciation, depletion, amortization and impairment	1 065	1 060	223	235	214	200	20	18	1 522	1 513

Deferred income taxes	(58)	(797)	(24)	(89)	27	(66)	(36)	(48)	(91)	(1 000)

Accretion	56	56	12	11	1	1	—	—	69	68

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(499)	(231)	(499)	(231)

Change in fair value of financial instruments and trading inventory	(78)	39	142	10	(37)	27	—	—	27	76

Loss (gain) on disposal of assets	1	(6)	—	(151)	(1)	(1)	(1)	—	(1)	(158)

Share-based compensation expense	11	9	1	1	6	5	19	9	37	24

Exploration	—	—	10	37	—	—	—	—	10	37

Settlement of decommissioning and restoration liabilities	(34)	(68)	(2)	(4)	(2)	(4)	—	—	(38)	(76)

Other	66	12	(2)	1	(2)	5	4	5	66	23

Funds from (used in) operations	10	1 866	309	507	475	932	(306)	(300)	488	3 005

(Increase) decrease in non-cash working capital									(1 256)	428

Cash flow (used in) provided by operating activities									(768)	3 433

2020 SECOND QUARTER Suncor Energy Inc. 41

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings	(2 972)	1 750	(478)	948	214	1 774	(903)	(273)	(4 139)	4 199

Adjustments for:

Depreciation, depletion, amortization and impairment	4 130	2 052	1 051	482	446	403	41	38	5 668	2 975

Deferred income taxes	(502)	(737)	(152)	(122)	17	(61)	26	(77)	(611)	(997)

Accretion	112	114	23	22	3	3	—	—	138	139

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	597	(511)	597	(511)

Change in fair value of financial instruments and trading inventory	85	45	6	6	61	97	—	—	152	148

Gain on disposal of assets	—	(10)	—	(151)	(4)	(2)	(1)	—	(5)	(163)

Share-based compensation recovery	(75)	(25)	(10)	(4)	(45)	(19)	(159)	(37)	(289)	(85)

Exploration	—	—	80	39	—	—	—	—	80	39

Settlement of decommissioning and restoration liabilities	(133)	(180)	(6)	(5)	(5)	(5)	—	—	(144)	(190)

Other	56	41	(32)	(6)	12	(5)	6	6	42	36

Funds from (used in) operations	701	3 050	482	1 209	699	2 185	(393)	(854)	1 489	5 590

Increase in non-cash working capital									(873)	(609)

Cash flow provided in operating activities									616	4 981

Free Funds Flow and Discretionary Free Funds Flow (Deficit)

Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019

Funds from operations	488	3 005	1 489	5 590

Asset sustaining and maintenance capital and dividends	(743)	(1 487)	(2 206)	(2 583)

Discretionary free funds flow (deficit)	(255)	1 518	(717)	3 007

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Oil Sands operations, Syncrude and Fort Hills cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Fort Hills and Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, CEWS and COVID-19 related costs, research and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project startup costs; and v) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Beginning in the first quarter of 2020, the

42 2020 SECOND QUARTER Suncor Energy Inc.

company revised Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to exclude these costs. Syncrude and Fort Hills cash operating costs are calculated by adjusting Syncrude OS&G expense and Fort Hills OS&G expense, respectively, for non-production costs that management believes do not relate to the production performance of Syncrude operations or Fort Hills operations, respectively, including, but not limited to, share-based compensation, research and project startup costs, CEWS and COVID-19 related costs, if applicable. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

Refining and Marketing Margin and Refining Operating Expense

Refining and marketing margin and refining operating expense are non-GAAP financial measures. Refining and marketing margin is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, as well as removing the impact of marketing and logistics gains and losses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2020	2019	2020	2019

Refining and marketing margin reconciliation

Gross margin, operating revenue less purchases of crude oil and products	1 058	1 647	1 687	3 787

Other (loss) income	(26)	14	60	29

Non-refining margin	(312)	(14)	(29)	(27)

Refining and marketing margin	720	1 647	1 718	3 789

Refinery production(1) (mbbls)	34 369	39 901	77 098	83 044

Refining and marketing margin – FIFO(2) ($/bbl)	20.95	41.30	22.30	45.60

Refining and marketing margin – LIFO(2) ($/bbl)	28.55	39.70	32.45	37.40

Refining operating expense reconciliation

Operating, selling and general expense	417	530	928	1 066

Non-refining costs	(218)	(295)	(488)	(589)

Refining operating expense	199	235	440	477

Refinery production(1) (mbbls)	34 369	39 901	77 098	83 044

Refining operating expense ($/bbl)	5.80	5.90	5.70	5.75

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(2)
Beginning in the first quarter of 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.
2020 SECOND QUARTER Suncor Energy Inc. 43

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q2	Three months ended June 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent per day	YTD	Year to date
MW	megawatts
MWh	megawatts per hour
44 2020 SECOND QUARTER Suncor Energy Inc.

11. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would", "priority", "strategy" and similar expressions. Forward-looking statements in this MD&A include references to:

•
Suncor's belief that the decisive action it took to respond to both the COVID-19 pandemic and OPEC+ supply issues has enabled it to manage through this period of volatility and maintain financial resilience for the future and that Suncor will remain agile in the execution of its strategy as it continues to focus on the long-term financial health of the company and its plans to generate increasing shareholder returns;

•
that the company remains on track to achieve its $1 billion operating cost reduction target and its $1.9 billion capital cost reduction target by the end of 2020;

•
statements about Suncor's AHS program, including the expectation that the AHS fleet will be operating fully autonomously in the fourth quarter resulting in enhanced safety, environmental and operating performance and lower operating costs;

•
Suncor's plan to continue to take a proactive approach and be agile with its response through this period of continued volatility and that it will continue to take measured steps to respond to the COVID-19 pandemic and the expected outcomes of such steps;

•
Suncor's expectation that it will continue to execute on its operating and capital costs reduction targets and take the measured actions required to ensure that long-term financial health of its business;

•
the expectation that the company will concentrate on projects that are intended to incrementally and sustainably grow annual free funds flow by investing in projects that will provide immediate returns and result in structural changes to operating costs, while moving the company forward in the areas of safety, reliability and sustainability;

•
the expectation that the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base will be completed in the fourth quarter of 2020 and that the company will continue its tailings technology advancements the expected benefits from these projects;

•
Suncor's free funds flow target, the expected timing thereof and the expected impact on the targets by the deployment of AHS trucks at Fort Hills, the Syncrude interconnecting pipelines, tailings technology advancements and investments in technology for Suncor's marketing and trading business and core business streams;

•
Suncor's plan to continue to reduce emissions intensity, the projects which are expected to help achieve this and that Suncor will remain committed to reducing its environmental footprint;

•
Suncor's belief that the increased financial flexibility obtained in the second quarter will help ensure that company has access to adequate financial resources should it be required and the company's plans to reduce debt in conjunction with a measured pace of increasing shareholder returns and economic investments;

•
statements with respect to planned maintenance events and the timing thereof, including at Syncrude, Oil Sands operations Upgraders 1 and 2 and the Edmonton refinery;

•
Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;
2020 SECOND QUARTER Suncor Energy Inc. 45

•
statements regarding Suncor's planned 2020 capital spending program of $3.6 billion to $4.0 billion, including Suncor's belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and that it will be achieved in part by concentrating on asset sustainment and maintenance projects that are designed to maintain safe and reliable operations as well as proceeding with select late stage, high-value and low-capital economic investment projects;

•
the objectives of Suncor's short-term investment portfolio and Suncor's expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company's priority regarding the management of debt levels and liquidity given the company's long-term growth plans and future expected volatility in the pricing environment and Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
Suncor's full year outlook range on current income taxes and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, AECO-C Spot, New York Harbor 2-1-1 crack and the Cdn$/US$ exchange rate.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor's products; the successful and timely

46 2020 SECOND QUARTER Suncor Energy Inc.

implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, and in the company's 2019 annual MD&A, the 2019 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2020 SECOND QUARTER Suncor Energy Inc. 47

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